1200 One Nashville Place
150 Fourth Avenue, North	Mary Neil Price
Nashville, Tennessee 37219-2433	Direct Dial (615) 744-8480
(615) 244-9270	Fax (615) 256-8197
Fax (615) 256-8197 OR (615) 744-8466	mprice@millermartin.com
September 10, 2007
Adé K. Heyliger
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	SouthEast Bancshares, Inc. (the “Company”)
Schedule 13-E
Filed August 15, 2007
File No.: 005-83070

Preliminary Proxy Statement on Schedule 14A
Filed August 15, 2007
File No.: 000-52389
Dear Mr. Heyliger:
     We are in receipt of your comment letter dated August 28, 2007 with respect to the above referenced matter, and submit this response together with the First Amended Preliminary Proxy Statement on Schedule 14A.
     1. With respect to the amendment to the bylaws, we have revisited this issue and have decided to include the approval of the bylaw amendment regarding the restrictions on transferability of shares in the proxy statement. We believe this will resolve any issue as to the legality of the transfer restrictions. As to the date that the Board of Directors approved the bylaw amendment, the Board actually addressed this on June 26, 2007, and the proxy statement has been amended to reflect that date. See attached Amendment No. 1 to Preliminary Schedule 14A.
     2. The proxy statement has been amended to correct the percentage of common stock and collective voting power before and after the reclassification transaction. The revised percentages reflect that following the reclassification, only common stock will have voting power absent a major transaction.
     3. Please see revisions to the proxy statement. The Company was reorganized effective January 2, 2007 primarily to facilitate raising additional capital through the issuance of trust preferred

September 10, 2007

stock, and reference is made to the Form 8K describing this transaction which was effective March 1, 2007. Subsequent to the reclassification, management of the Company began to solicit proposals to assist the Company in complying with Section 404 of Sarbanes Oxley. These proposals were in the range of $140,000. When management realized the effect this expense was going to have on the Company’s earnings in 2007 and subsequent years, the decision was made to explore alternatives.
     4. See revised disclosures regarding the Background of the Reclassification Transaction.
     5. The report noted on page 12 as presented at the June 26, 2007 Board meeting was a verbal report which is described in more detail in the revised proxy statement. No other reports required to be included as exhibits pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A were presented to the Board.
     6. Please note that for the first three years of existence Tennessee state-chartered banks are prohibited from paying dividends. The Company’s strategic plan includes a capital plan calling for a 25% dividend payout beginning in 2007-2008 subject to applicable law which only allows dividends to the extent of earnings in the year paid together with earnings in the previous two fiscal years. The disclosures in the proxy statement have been amended accordingly.
     7. With respect to dividends, see (6) above. In addition, since the Class A and Class B automatically convert to common stock in the event of a change in control, the Class A and Class B shareholders are protected from receiving less consideration that the common shareholders in the event of a sale of the Company. The proxy disclosures have been revised to elaborate.
     Please let us know if you have any further questions or concerns.

Sincerely,
/s/ Mary Neil Price
Mary Neil Price

MNP/kcp